UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               S C H E D U L E 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 3)(1)

                       NETWORK-1 SECURITY SOLUTIONS, INC.
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                         (Title of Class of Securities)

                                    64121N109
                                 (CUSIP Number)

                                   Copy to:

                                         Michael R. Reiner, Esq.
Wheatley Partners II, L.P.               Morrison Cohen Singer & Weinstein, LLP
80 Cuttermill Road                       750 Lexington Avenue
Great Neck, NY 11021                     New York, New York 10022
Telephone (516) 773-1024                 Telephone (212) 735-8600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 October 2, 2001
              (Date of Event which Requires Filing this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d- 1(f) or 13d-1(g), check the following box [_].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

                        (Continued on following page(s))


--------
     (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP
No. 64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (Entities Only)
                      Wheatley Partners II, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*
                                                                    (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                            WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                7   Sole Voting Power
  Number of            1,572,015 shares                                23.0%
   Shares       ----------------------------------------------------------------
Beneficially    8   Shared Voting Power
  Owned By             0 shares                                           0%
    Each        ----------------------------------------------------------------
  Reporting     9   Sole Dispositive Power
   Person              1,572,015 shares                                23.0%
    With        ----------------------------------------------------------------
                10  Shared Dispositive Power
                       0 shares                                           0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                1,572,015 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          23.0%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                        PN
================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                     Applewood Capital Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*              (a)  [ ]
                                                                    (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                            WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                       [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                           New York

--------------------------------------------------------------------------------
                7  Sole Voting Power
  Number of          0 shares                                              0%
   Shares       ----------------------------------------------------------------
Beneficially    8  Shared Voting Power
  Owned By           0 shares                                              0%
    Each        ----------------------------------------------------------------
 Reporting      9  Sole Dispositive Power
   Person            0 shares                                              0%
    With        ----------------------------------------------------------------
                10 Shared Dispositive Power
                     0 shares                                              0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                         0 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                            0%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                        CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                          Irwin Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*               (a)  [ ]
                                                                     (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                            PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                        [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                       United States

--------------------------------------------------------------------------------
                  7  Sole Voting Power
   Number of           933,011 shares                                   12.6%
    Shares        -------------------------------------------------------------
 Beneficially     8  Shared Voting Power
   Owned By            1,949,371 shares                                 27.0%
     Each         -------------------------------------------------------------
   Reporting      9  Sole Dispositive Power
    Person             933,011 shares                                   12.6%
     With         -------------------------------------------------------------
                  10 Shared Dispositive Power
                       1,949,371 shares                                 27.0%
--------------------------------------------------------------------------------

11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     2,882,382 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           35.4%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                       IN

================================================================================
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                         Barry Rubenstein

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)   [ ]
                                                                      (b)   [ ]
--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                    PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of             319,056 shares                            4.7%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By              5,204,209 shares                         51.1%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person               319,056 shares                            4.7%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                         5,204,209 shares                         51.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    5,523,265 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           52.7%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                         Barry Fingerhut

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*               (a)   [ ]
                                                                     (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                    PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                        United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of             843,607 shares                                  11.6%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By              1,949,371 shares                                27.0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person               843,607 shares                                  11.6%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                         1,949,371 shares                                27.0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                        2,792,978 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           34.8%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                             IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                           Seth Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                      PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                         [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of             51,824 shares                                    0.8%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By              2,128,926 shares                                28.8%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person               51,824 shares                                    0.8%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                         2,128,926 shares                                28.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                    2,180,750 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           29.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                             IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                         Jonathan Lieber

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                 (a)  [ ]
                                                                       (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                            PF, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                          United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of             50,272 shares                                    0.8%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By              2,128,926 shares                                28.8%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person               50,272 shares                                    0.8%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                         2,128,926 shares                                28.8%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                         2,179,198 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                           29.3%
--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                             IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                     Woodland Venture Fund

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)   [ ]
                                                                      (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                            New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of             1,305,071 shares                             17.1%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By              0 shares                                        0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person               1,305,071 shares                             17.1%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                         0 shares                                        0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                         1,305,071 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*   [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                           17.1%
--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No.  64121N109                         13D
================================================================================
 1  Names of Reporting Persons
    I.R.S. Identification No. of Above Persons (Entities Only)
                                        Seneca Ventures

--------------------------------------------------------------------------------
 2  Check the Appropriate Box if a Member of a Group*                 (a)  [ ]
                                                                      (b)  [ ]

--------------------------------------------------------------------------------
 3  SEC Use Only

--------------------------------------------------------------------------------
 4  Source of Funds*                        WC, OO

--------------------------------------------------------------------------------
 5  Check Box if Disclosure of Legal Proceedings is Required
    Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6  Citizenship or Place of Organization                              New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            946,347 shares                                  13.0%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             0 shares                                           0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              946,347 shares                                  13.0%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        0 shares                                           0%
--------------------------------------------------------------------------------
11  Aggregate Amount Beneficially Owned By Each Reporting Person
                                         946,347 shares

--------------------------------------------------------------------------------
12  Check Box if the Aggregate Amount in Row (11) excludes Certain Shares*  [ ]

--------------------------------------------------------------------------------
13  Percent of Class Represented by Amount in Row (11)
                                                                           13.0%

--------------------------------------------------------------------------------
14  Type of Reporting Person*
                                           PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Marilyn Rubenstein

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)   [ ]
                                                                      (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       PF,OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                      United States

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            2,176 shares                                 0.03%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             3,252,662 shares                             34.5%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              2,176 shares                                 0.03%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        3,252,662 shares                             34.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     3,254,838 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          34.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            IN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Woodland Services Corp.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*                (a)   [ ]
                                                                      (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                          [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                      New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            0 shares                                        0%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             2,251,419 shares                             29.5%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              0 shares                                        0%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        2,251,419 shares                             29.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     2,251,419 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          29.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            CO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Woodland Partners

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            529,547 shares                                7.6%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             0 shares                                        0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              529,547 shares                                7.6%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        0 shares                                        0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     529,547 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          7.6%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Brookwood Partners, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            471,696                                       6.8%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             0 shares                                        0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              471,696                                       6.8%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        0 shares                                        0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     471,696 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          6.8%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Applegreen Partners

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         New York

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            179,555 shares                                2.7%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             0 shares                                        0%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              179,555 shares                                2.7%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        0 shares                                        0%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     179,555 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          2.7%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Wheatley Partners, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         Delaware

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            347,168 shares                                5.1%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             30,188 shares                                 0.5%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              347,168 shares                                5.1%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        30,188 shares                                 0.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     377,356 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          5.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Wheatley Foreign Partners, L.P.

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       WC, OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         Delaware

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            30,188 shares                                 0.5%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             347,168 shares                                5.1%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              30,188 shares                                 0.5%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        347,168 shares                                5.1%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     377,356 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          5.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            PN

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP
No. 64121N109                          13D
================================================================================
 1   Names of Reporting Persons
     I.R.S. Identification No. of Above Persons (Entities Only)
                                        Wheatley Partners, LLC

--------------------------------------------------------------------------------
 2   Check the Appropriate Box if a Member of a Group*           (a)   [ ]
                                                                 (b)   [ ]

--------------------------------------------------------------------------------
 3   SEC Use Only

--------------------------------------------------------------------------------
 4   Source of Funds*                       OO

--------------------------------------------------------------------------------
 5   Check Box if Disclosure of Legal Proceedings is Required
     Pursuant to Item 2(d) or 2(e)                                     [ ]

--------------------------------------------------------------------------------
 6   Citizenship or Place of Organization                         Delaware

--------------------------------------------------------------------------------
                  7   Sole Voting Power
   Number of            0 shares                                        0%
    Shares        --------------------------------------------------------------
 Beneficially     8   Shared Voting Power
   Owned By             377,356 shares                                5.5%
     Each         --------------------------------------------------------------
   Reporting      9   Sole Dispositive Power
    Person              0 shares                                        0%
     With         --------------------------------------------------------------
                  10  Shared Dispositive Power
                        377,356 shares                                5.5%
--------------------------------------------------------------------------------
11   Aggregate Amount Beneficially Owned By Each Reporting Person
                                     377,356 shares

--------------------------------------------------------------------------------
12   Check Box if the Aggregate Amount in Row (11) excludes Certain Shares* [ ]

--------------------------------------------------------------------------------
13   Percent of Class Represented by Amount in Row (11)
                                                                          5.5%

--------------------------------------------------------------------------------
14   Type of Reporting Person*
                                            OO

================================================================================

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

     This statement, dated October 2, 2001, constitutes Amendment No. 3 to the
Schedule 13D, dated November 12, 1998, regarding the reporting persons' ownership of certain securities of Network-1 Security Solutions, Inc. All capitalized terms used herein and otherwise undefined shall have the meanings ascribed in the Schedule.

ITEM 1. Security and Issuer.

          Item 1 is hereby amended by adding the following paragraphs:

          This statement relates to the shares of common stock, $0.01 par value per share (the "Common Stock") of Network-1 Security Solutions, Inc. (the "Issuer").

          The principal executive offices of the Issuer are located at 1601 Trapelo Road, Reservoir Place, Waltham, Massachusetts 02451.

ITEM 2. Identity and Background.

          Item 2 is hereby amended by adding the following paragraphs:

          Items 2(a), 2(b), 2(c) and 2(f). This Statement is jointly filed by the following entities (collectively referred to as the "Reporting Persons"):

          o    Wheatley Partners, L.P., a Delaware limited partnership
               ("Wheatley");
          o Wheatley Foreign Partners, L.P., a Delaware limited partnership ("Wheatley Foreign");
          o Wheatley Partners II, L.P., a New York limited partnership ("Wheatley Partners II");
          o    Irwin Lieber, a United States citizen;
          o    Barry Fingerhut, a United States citizen;
          o    Applegreen Partners, a New York general partnership
               ("Applegreen");
          o    Seth Lieber, a United States citizen;
          o    Jonathan Lieber, a United States citizen;
          o    Seneca Ventures, a New York limited partnership ("Seneca");
          o Woodland Venture Fund, a New York limited partnership ("Woodland Venture");
          o Woodland Partners, a New York general partnership ("Woodland Partners");
          o Brookwood Partners, L.P., a New York limited partnership ("Brookwood");
          o    Barry Rubenstein, a United States citizen; and
          o    Marilyn Rubenstein, a United States citizen.

          The principal business of each of Wheatley, Wheatley Foreign, Wheatley Partners II, Seneca, Woodland Venture, Woodland Partners, Brookwood and Applegreen is investing.

          Wheatley Partners LLC ("Wheatley LLC") is the general partner of Wheatley and a general partner of Wheatley Foreign. Messrs. Barry Rubenstein, Irwin Lieber, Seth Lieber, Jonathan Lieber and Barry Fingerhut are members and officers of Wheatley LLC and are general partners of Wheatley Partners II. The principal place of business of Wheatley, Wheatley Foreign, Wheatley Partners II, Wheatley LLC, Messrs. Irwin Lieber, Seth Lieber, Jonathan Lieber and Barry Fingerhut is 80 Cuttermill Road, Suite 311, Great Neck, New York 11021.

          Barry Rubenstein is a general partner of each of Seneca, Woodland Venture, Woodland Partners and Brookwood. Woodland Services Corp., a New York corporation ("Woodland Services"), is a general partner of Seneca and Woodland Venture. Marilyn Rubenstein is a general partner of Woodland Partners and Brookwood, an officer of Woodland Services Corp. and the spouse of Mr. Rubenstein. The principal place of business of each of Seneca, Woodland Venture, Woodland Partners, Brookwood, Mr. Rubenstein, Mrs. Rubenstein and Woodland Services is 68 Wheatley Road, Brookville, New York 11545.

          Jonathan Lieber is the managing general partner and Seth Lieber is a general partner of Applegreen. The principal place of business of Applegreen is 8 Applegreen Drive, Old Westbury, New York 11568.

          Effective July 1, 2001, Applewood Capital ceased to be a general partner of Wheatley Partners II.

          Item 2(d) During the last five years, none of the Reporting Persons nor Wheatley LLC, nor Woodland Services has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

          Item 2(e) During the last five years, none of the Reporting Persons nor Wheatley LLC, nor Woodland Services has been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3. Source and Amount of Funds or Other Consideration.

          Item 3 is hereby amended by adding the following paragraphs:

          On October 2, 2001, Wheatley Partners II, Wheatley Partners, Wheatley Foreign, Woodland Venture, Seneca, Woodland Partners, Brookwood, Applegreen, Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber each acquired in a private placement transaction (the "Series E Offering") 94,339 shares, 86,792 shares, 7,547 shares, 212,264 shares, 165,094 shares,
94,339 shares, 117,924 shares, 35,377 shares, 47,169 shares, 165,094 shares,
165,094 shares, 11,792 shares and 11,792 shares of Series E Convertible Preferred Stock, $0.01 par value per share (the "Series E Preferred Stock"), respectively, of the Issuer, that are immediately convertible into 188,678 shares, 173,584 shares, 15,094 shares, 424,528 shares, 330,188 shares, 188,678 shares, 235,848 shares, 70,754 shares, 94,338 shares, 330,188 shares, 330,188 shares, 23,584 shares and 23,584 shares of Common Stock, respectively, and warrants to purchase shares of Common Stock at an exercise price of $1.27 per share, that are immediately exercisable for 188,678 shares, 173,584 shares, 15,094 shares, 424,528 shares, 330,188 shares, 188,678 shares,
235,848 shares, 70,754 shares, 94,338 shares, 330,188 shares, 330,188 shares,
23,584 shares and 23,584 shares of Common Stock, respectively. The purchase price of these securities was $199,998, $183,999, $16,000, $500,000, $349,999,
$199,998, $249,998, $74,999, $99,998, $349,999, $349,999, $24,999 and $24,999,
respectively.

          Wheatley Partners II, Wheatley, Wheatley Foreign, Woodland Venture, Seneca, Woodland Partners, Brookwood and Applegreen acquired these securities with their respective working capital and other funds. Barry Rubenstein, Irwin Lieber, Barry Fingerhut, Seth Lieber and Jonathan Lieber acquired these securities with their respective personal funds and other funds.

ITEM 4. Purpose of Transaction.


          Item 4 is hereby amended and restated as follows:

          Other than the reporting persons purchase or sale of additional securities of the Issuer, no reporting person has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs
(a) - (j) of Item 4 of Schedule 13D except as set forth herein.

ITEM 5. Interests in Securities of the Issuer.


          Item 5 is hereby amended and restated as follows:

          (a) The following list sets forth the aggregate number and percentage (based on 6,467,547 shares of Common Stock outstanding as reported in the Issuer's Form 10-QSB for the quarter ended June 30, 2001) of outstanding shares of Common Stock owned beneficially by each reporting person named in Item 2, as of October 2, 2001:

                                                Shares of Common                                       Percentage of Shares
                                                Stock Beneficially                                        of Common Stock
           Name                                       Owned(2)                                          Beneficially Owned(2)
           ----                                       -----                                             ------------------
Wheatley Partners II, L.P.                          1,572,015                                                   23.0%
Applewood Capital Corp.                             0                                                              0%
Barry Rubenstein                                    5,523,265(3),(4),(5),(6),(7),(8),(9),(10),(11),(12)         52.7%
Irwin Lieber                                        2,882,382(3),(4),(11),(12),(13)                             35.4%
Barry Fingerhut                                     2,792,978(3),(4),(11),(12),(14)                             34.8%

                                                Shares of Common                                     Percentage of Shares
                                                Stock Beneficially                                     of Common Stock
           Name                                       Owned(2)                                        Beneficially Owned(2)
           ----                                       -----                                           ------------------
Seth Lieber                                         2,180,750(3),(4),(11),(12),(15),(16)                     29.3%
Jonathan Lieber                                     2,179,198(3),(4),(11),(12),(16),(17)                     29.3%
Woodland Venture Fund                               1,305,071(6)                                             17.1%
Seneca Ventures                                       946,347(7)                                             13.0%
Marilyn Rubenstein                                  3,254,838(4),(6),(7),(8),(9),(10)                        34.5%
Woodland Services Corp.                             2,251,419(4),(6),(7)                                     29.5%
Woodland Partners                                     529,547(8)                                              7.6%
Brookwood Partners, L.P.                              471,696(10)                                             6.8%
Applegreen Partners                                   179,555(16)                                             2.7%
Wheatley Partners, L.P.                               377,356(4),(11),(12)                                    5.5%
Wheatley Foreign Partners, L.P.                       377,356(4),(11),(12)                                    5.5%
Wheatley Partners, LLC                                377,356(4),(11),(12)                                    5.5%

-------------

     (2) Includes shares of Common Stock issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, the December 1999 Directors Option, shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, shares of Common Stock issuable upon the exercise of the Series D Warrants, shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and shares of Common Stock issuable upon the conversion of the Series E Warrants.

     (3) Includes 1,194,659 shares of Common Stock owned by Wheatley Partners II, L.P, 188,678 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 188,678 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (4) The reporting person disclaims beneficial ownership of these securities, except to the extent of his/her/its equity interest therein.

     (5) Includes 31,040 shares of Common Stock owned individually by Barry Rubenstein, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 10,000 shares of Common Stock issuable upon the exercise of the June 1999 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option , 10,000 shares of Common Stock issuable upon the exercise of the December 1999 Directors Option, 840 shares issuable upon the conversion of the Series D Preferred Stock, 1,336 shares issuable upon the exercise of the Series D Warrants, 94,338 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 94,338 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (6) Includes 151,628 shares of Common Stock owned by Woodland Venture, 117,550 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 186,838 shares of Common Stock issuable upon the exercise of the Series D Warrants, 424,528 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 424,528 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (7) Includes 133,780 shares of Common Stock owned by Seneca, 58,774 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 93,417 shares of Common Stock issuable upon the exercise of the Series D Warrants, 330,188 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 330,188 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (8) Includes 58,774 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 93,417 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Woodland Partners, 188,678 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 188,678 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (9) Includes 840 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock and 1,336 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Marilyn Rubenstein.

     (10) Includes 235,848 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 235,848 shares of Common Stock issuable upon the exercise of the Series E Warrants owned by Brookwood.

     (11) Includes 173,584 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 173,584 shares of Common Stock issuable upon the exercise of the Series E Warrants owned by Wheatley Partners.

     (12) Includes 15,094 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 15,094 shares of Common Stock issuable upon the exercise of the Series E Warrants owned by Wheatley Foreign.

     (13) Includes 23,280 shares of Common Stock owned individually by Irwin Lieber, 31,040 shares of Common Stock issuable upon the exercise of the Advisory Option, 18,624 shares of Common Stock issuable upon the exercise of the 1996 Advisory Option, 20,000 shares of Common Stock issuable upon the exercise of the 1998 Directors Option, 10,000 shares of Common Stock issuable upon exercise of the June 1999 Directors Option, 7,500 shares of Common Stock issuable upon the exercise of the October 1999 Directors Option, 10,000 shares of Common Stock issuable upon the exercise of the December 1999 Directors Option, 58,774 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 93,417 shares of Common Stock issuable upon the exercise of the Series D Warrants, 330,188 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 330,188 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (14) Includes 31,040 shares of Common Stock owned individually by Barry Fingerhut, 58,774 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 93,417 shares of Common Stock issuable upon the exercise of the Series D Warrants, 330,188 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 330,188 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (15) Includes 4,656 shares of Common Stock owned individually by Seth Lieber, 23,584 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 23,584 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (16) Includes 14,693 shares of Common Stock issuable upon the conversion of the Series D Preferred Stock, 23,354 shares of Common Stock issuable upon the exercise of the Series D Warrants owned by Applegreen Partners, 70,754 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 70,754 shares of Common Stock issuable upon the exercise of the Series E Warrants.

     (17) Includes 3,104 shares of Common Stock owned individually by Jonathan Lieber, 23,584 shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and 23,584 shares of Common Stock issuable upon the exercise of the Series E Warrants.

          (b) Wheatley Partners II has sole power to vote and to dispose of 1,194,659 shares of Common Stock, (including 188,678 shares issuable upon the conversion of the Series E Preferred Stock and 188,678 shares issuable upon the exercise of the Series E Warrants), representing approximately 23.0% of the outstanding Common Stock.

          Barry Rubenstein, by virtue of being a general partner of Wheatley Partners II, Woodland Venture, Seneca, Woodland Partners and Brookwood, a member and officer of Wheatley Partners, LLC, and the husband of Marilyn Rubenstein, may be deemed to have shared power to vote and to dispose of 5,204,209 shares of Common Stock (including 235,938 shares issuable upon the conversion of the Series D Preferred Stock, 375,008 shares issuable upon the exercise of the Series D Warrants, 1,556,598 shares issuable upon the conversion of the Series E Preferred Stock and 1,556,598 shares issuable upon the exercise of the Series E Warrants), representing approximately 51.1% of the outstanding Common Stock. Barry Rubenstein has sole power to vote and to dispose of 319,056 shares of Common Stock (including shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, the December 1999 Directors Option, 840 shares issuable upon the conversion of the Series D Preferred Stock, 1,336 shares issuable upon the exercise of the Series D Warrants, 94,338 shares issuable upon the conversion of the Series E Preferred Stock and 94,338 shares issuable upon the exercise of the Series E Warrants), representing approximately 4.7% of the outstanding Common Stock.

          Irwin Lieber, by virtue of being a general partner of Wheatley Partners II and a member and officer of Wheatley Partners, LLC, may be deemed to have shared power to vote and to dispose of 1,949,371 shares of Common Stock (including 377,356 shares issuable upon the conversion of the Series E Preferred Stock and 377,356 shares issuable upon the exercise of the Series E Warrants), representing approximately 27.0% of the outstanding Common Stock. Irwin Lieber has sole power to vote and to dispose of 933,011 shares of Common Stock (including shares issuable upon the exercise of the Advisory Option, the 1996 Advisory Option, the 1998 Directors Option, the June 1999 Directors Option, the October 1999 Directors Option, the December 1999 Directors Option, 58,774 shares issuable upon the conversion of the Series D Preferred Stock, 93,417 shares issuable upon the exercise of the Series D Warrants, 330,188 shares issuable upon the conversion of the Series E Preferred Stock and 330,188 shares issuable upon the exercise of the Series E Warrants), representing approximately 12.6% of the outstanding Common Stock.

          Barry Fingerhut, by virtue of being a general partner of Wheatley Partners II and a member and officer of Wheatley Partners, LLC, may be deemed to have shared power to vote and to dispose of 1,949,371 shares of Common Stock (including 377,356 shares issuable upon the conversion of the Series E Preferred Stock and 377,356 shares issuable upon the exercise of the Series E Warrants), representing approximately 27.0% of the outstanding Common Stock. Barry Fingerhut has sole power to vote and to dispose of 843,607 shares of Common Stock (including 58,774 shares issuable upon the conversion of the Series D Preferred Stock, 93,417 shares issuable upon the exercise of the Series D Warrants, 330,188 shares issuable upon the conversion of the Series E Preferred Stock and 330,188 shares issuable upon the exercise of the Series E Warrants), representing approximately 11.6% of the outstanding Common Stock.

          Seth Lieber, by virtue of being a general partner of Wheatley Partners II, L.P. and Applegreen, and a member and officer of Wheatley Partners, LLC, may be deemed to have shared power to vote and to dispose of 2,128,926 shares of Common Stock (including 14,693 shares issuable upon the conversion of the Series D Preferred Stock, 23,354 shares issuable upon the exercise of the Series D Warrants, 448,110 shares issuable upon the conversion of the Series E Preferred Stock and 448,110 shares issuable upon the exercise of the Series E Warrants), representing approximately 28.8% of the outstanding Common Stock. Seth Lieber has sole power to vote and to dispose of 51,824 shares of Common Stock (including 23,584 shares issuable upon the conversion of the Series E Preferred Stock and 23,584 shares issuable upon the exercise of the Series E Warrants), representing approximately 0.8% of the outstanding Common Stock.

          Jonathan Lieber, by virtue of being a general partner of Wheatley Partners II, L.P. and managing general partner of Applegreen, and a member and officer of Wheatley Partners, LLC, may be deemed to have shared power to vote and to dispose of 2,128,926 shares of Common Stock (including 14,693 shares issuable upon the conversion of the Series D Preferred Stock, 23,354 shares issuable upon the exercise of the Series D Warrants, 448,110 shares issuable upon the conversion of the Series E Preferred Stock and 448,110 shares issuable upon the exercise of the Series E Warrants), representing approximately 28.8% of the outstanding Common Stock. Jonathan Lieber has sole power to vote and to dispose of 50,272 shares of Common Stock (including 23,584 shares issuable upon the conversion of the Series E Preferred Stock and 23,584 shares issuable upon the exercise of the Series E Warrants), representing approximately 0.8% of the outstanding Common Stock.

          Woodland Venture has sole power to vote and to dispose of 1,305,071 shares of Common Stock (including 117,550 shares issuable upon the conversion of the Series D Preferred Stock, 186,838 shares issuable upon the exercise of the Series D Warrants, 424,528 shares issuable upon the conversion of the Series E Preferred Stock and 424,528 shares issuable upon the exercise of the Series E Warrants), representing approximately 17.1% of the outstanding Common Stock.

          Seneca has sole power to vote and to dispose of 946,347 shares of Common Stock (including 58,774 shares issuable upon the conversion of the Series D Preferred Stock, 93,417 shares issuable upon the exercise of the Series D Warrants, 330,188 shares issuable upon the conversion of the Series E Preferred Stock and 330,188 shares issuable upon the exercise of the Series E Warrants), representing approximately 13.0% of the outstanding Common Stock.

          Marilyn Rubenstein, has sole power to vote and to dispose of 2,176 shares of Common Stock (including of 840 shares issuable upon the conversion of the Series D Preferred Stock and 1,336 shares issuable upon the exercise of the Series D Warrants), representing approximately 0.03% of the outstanding Common Stock, and by virtue of being an officer of Services and a general partner of Woodland Partners and Brookwood, may be deemed to have shared power to vote and to dispose of 3,252,662 shares of Common Stock (including 235,098 shares issuable upon the conversion of the Series D Preferred Stock, 373,672 shares issuable upon the exercise of the Series D Warrants, 1,179,242 shares issuable upon the conversion of the

Series E Preferred Stock and 1,179,242 shares issuable upon the exercise of the Series E Warrants), representing approximately 34.5% of the outstanding Common Stock.

          Services by virtue of being a general partner of the Fund and Seneca, may be deemed to have shared power to vote and to dispose of 2,251,419 shares of Common Stock (including 176,324 shares issuable upon the conversion of the Series D Preferred Stock, 280,255 shares issuable upon the exercise of the Series D Warrants, 754,716 shares issuable upon the conversion of the Series E Preferred Stock and 754,716 shares issuable upon the exercise of the Series E Warrants), representing approximately 29.5% of the outstanding Common Stock.

          Woodland Partners has sole power to vote and to dispose of 529,547 shares of Common Stock (including of 58,774 shares issuable upon the conversion of the Series D Preferred Stock, 93,417 shares issuable upon the exercise of the Series D Warrants, 188,678 shares issuable upon the conversion of the Series E Preferred Stock and 188,678 shares issuable upon the exercise of the Series E Warrants), representing approximately 7.6% of the outstanding Common Stock.

          Applegreen has sole power to vote and to dispose of 179,555 shares of Common Stock (including of 14,693 shares issuable upon the conversion of the Series D Preferred Stock, 23,354 shares issuable upon the exercise of the Series D Warrants, 70,754 shares issuable upon the conversion of the Series E Preferred Stock and 70,754 shares issuable upon the exercise of the Series E Warrants), representing approximately 2.7% of the outstanding Common Stock.

          Brookwood has sole power to vote and to dispose of 471,696 shares of Common Stock (including 235,848 shares issuable upon the conversion of the Series E Preferred Stock and 235,848 shares issuable upon the exercise of the Series E Warrants), representing approximately 6.8% of the outstanding Common Stock.

          Wheatley Partners has sole power to vote and to dispose of 347,168 shares of Common Stock (including 173,584 shares issuable upon the conversion of the Series E Preferred Stock and 173,584 shares issuable upon the exercise of the Series E Warrants), representing approximately 5.1% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 30,188 shares of Common Stock (including 15,094 shares issuable upon the conversion of the Series E Preferred Stock and 15,094 shares issuable upon the exercise of the Series E Warrants), representing approximately 0.5% of the outstanding Common Stock.

          Wheatley Foreign has sole power to vote and to dispose of 30,188 shares of Common Stock (including 15,094 shares issuable upon the conversion of the Series E Preferred Stock and 15,094 shares issuable upon the exercise of the Series E Warrants), representing approximately 0.5% of the outstanding Common Stock, and may be deemed to have shared power to vote and to dispose of 347,168 shares of Common Stock (including 173,584 shares issuable upon the conversion of the Series E Preferred Stock and 173,584 shares issuable upon the exercise of the Series E Warrants), representing approximately 5.1% of the outstanding Common Stock.

          Wheatley Partners, LLC by virtue of being a general partner of the Wheatley Partners and Wheatley Foreign, may be deemed to have shared power to vote and to dispose of 377,356 shares of Common Stock (including 188,678 shares issuable upon the conversion of the Series E Preferred Stock and 188,678 shares issuable upon the exercise of the Series E Warrants), representing approximately 5.5% of the outstanding Common Stock.

          (c) The following is a description of all transactions in shares of Common Stock of the Issuer by the reporting persons identified in Item 2 of this
Schedule 13D effected from August 2, 2001 through October 2, 2001, inclusive:

                                                        Number of Shares
Name of Shareholder               Purchase Date        Purchased or (Sold) (18)          Purchase Price (19)
-------------------               -------------        -------------------               --------------
Wheatley Partners II, L.P.           10/02/01                377,356                         $2.12

Wheatley Partners, L.P.              10/02/01                347,168                         $2.12

Wheatley Foreign                     10/02/01                 30,188                         $2.12
Partners, L.P.

Barry Rubenstein                     10/02/01                188,676                         $2.12

Irwin Lieber                         10/02/01                660,376                         $2.12

Barry Fingerhut                      10/02/01                660,376                         $2.12

Seth Lieber                          10/02/01                 47,168                         $2.12

Jonathan Lieber                      10/02/01                 47,168                         $2.12

Woodland Venture Fund                10/02/01                849,056                         $2.12

Seneca Ventures                      10/02/01                660,376                         $2.12

Woodland Partners                    10/02/01                377,356                         $2.12

Brookwood Partners, L.P.             10/02/01                471,696                         $2.12

Applegreen Partners                  10/02/01                141,508                         $2.12

-------------

     (18) Represents shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and upon the exercise of the Series E Warrants. Each share of Series E Preferred Stock is convertible into two shares of Common Stock, subject to adjustment. Each Series E Warrant is exercisable for one share of Common Stock, subject to adjustment, during the two year period commencing October 2, 2001.

     (19) Represents the purchase price of the Series E Preferred Stock together with the Series E Warrants, exclusive of the Series E Warrants exercise price of $1.27 per share.


          Pursuant to the anti-dilution provisions in the Certificate of Designation of the Series D Preferred Stock and in the Series D Warrants, the issuance of the Series E Preferred Stock and the Series E Warrants results in adjustments in the conversion price of the Series D Preferred Stock and the exercise price of the Series D Warrants, resulting in the Reporting Persons being entitled to additional shares of Common Stock upon the conversion of the Series D Preferred Stock and the exercise of the Series D Warrants as follows:

                                             Number of Additional Shares             Number of Additional Shares
                                             of Common Stock acquirable              of Common Stock acquirable
                                             upon conversion of Series D               upon the exercise of the
    Shareholder                                    Preferred Stock                        Series D Warrants
    -----------                                    ---------------                        -----------------
Barry Rubenstein                                           344                                     840

Irwin Lieber                                            24,085                                  58,728

Barry Fingerhut                                         24,085                                  58,728

Woodland Venture Fund                                   48,171                                 117,459

Seneca Ventures                                         24,085                                  58,728

Marilyn Rubenstein                                         344                                     840

Woodland Partners                                       24,085                                  58,728

Applegreen Partners                                      6,021                                  14,682


          (d) No other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities.

          (e) Not applicable.

ITEM 6. Contracts Arrangements Understanding or Relationships with Respect to Securities of the Issuer.

          Item 6 is hereby amended by adding the following paragraphs:

          Pursuant to the terms of the Series E Offering, so long as the holders of the outstanding shares of Series E Preferred Stock own at least 10% of the voting stock of the Issuer, the affirmative consent of Wheatley Partners II is required prior to the Issuer taking certain actions as described in Section 5 of the Certificate of Designations, Preferences and Other Rights and Qualifications of the Series E Preferred Stock of the Issuer.

          The Issuer granted certain registration rights with respect to the shares of Common Stock issuable upon the conversion of the Series E Preferred Stock and exercise of the Series E Warrants (such registration rights are set forth in a Registration Rights Agreement entered into by each of the holders of the Series E Preferred Stock and the Issuer).

ITEM 7. Materials to be Filed as Exhibits

          Item 7 is hereby amended by adding the following paragraphs:

          Exhibit 1. Agreement among the reporting persons, by which they have agreed to file this Schedule 13D and all necessary amendments, as required by Rule 13d-1(f).

          Exhibit 2. Securities Purchase Agreement, dated as of October 2, 2001, between the investors in the Series E Offering and the Issuer (incorporated by reference to the Issuer's Report on Form 8-K, filed on October 12, 2001, Exhibit 10.21).

                                    SIGNATURE

          After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this Schedule is true, complete and correct.

Dated: November 8, 2001              WHEATLEY PARTNERS II, L.P.

                                     By: /s/ Irwin Lieber
                                         ---------------------------------------
                                              Irwin Lieber, General Partner

                                     APPLEWOOD CAPITAL CORP.

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein, President

                                     SENECA VENTURES

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein, General Partner

                                     WOODLAND VENTURE FUND

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein, General Partner

                                     WOODLAND SERVICES CORP.

                                     By: /s/ Barry Rubenstein
                                         ---------------------------------------
                                              Barry Rubenstein, President

                                     /s/ Barry Rubenstein
                                     -------------------------------------------
                                              Barry Rubenstein

                                     /s/ Irwin Lieber
                                     -------------------------------------------
                                              Irwin Lieber

                                     /s/ Barry Fingerhut
                                     -------------------------------------------
                                              Barry Fingerhut

                                     /s/ Marilyn Rubenstein
                                     -------------------------------------------
                                              Marilyn Rubenstein

                                     /s/ Seth Lieber
                                     -------------------------------------------
                                              Seth Lieber

                              /s/ Jonathan Lieber
                              --------------------------------------------------
                                       Jonathan Lieber

                              WOODLAND PARTNERS

                              By: /s/ Barry Rubenstein
                                  ----------------------------------------------
                                       Barry Rubenstein, General Partner


                              BROOKWOOD PARTNERS, L.P.

                              By:/s/ Barry Rubenstein
                                 -----------------------------------------------
                                       Barry Rubenstein, General Partner

                              APPLEGREEN PARTNERS

                              By: /s/ Jonathan Lieber
                                  ----------------------------------------------
                                       Jonathan Lieber, General Partner


                              WHEATLEY PARTNERS, L.P.
                                   By: Wheatley Partners, LLC, General Partner

                              By: /s/ Barry Rubenstein
                                  ----------------------------------------------
                                       Barry Rubenstein, CEO


                              WHEATLEY FOREIGN PARTNERS, L.P.
                                    By: Wheatley Partners, LLC, General Partner


                              By: /s/ Barry Rubenstein
                                  ----------------------------------------------
                                       Barry Rubenstein, CEO


                              WHEATLEY PARTNERS, LLC


                              By: /s/ Barry Rubenstein
                                  ----------------------------------------------
                                       Barry Rubenstein, CEO


ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).